

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

William Chung
President, Chief Executive Officer and Director
ECGI Holdings, Inc.
626 Wilshire Blvd Suite 410
Los Angeles, CA 90017

   Re: ECGI Holdings, Inc.
    Regulation A Offering Statement on Form 1-A
    Filed May 17, 2022
    File No. 024-11885

Dear Mr. Chung:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Craig D. Linder, Esq.